Message to Shareholders



Our company enjoyed another rewarding year characterized by solid earnings and continued growth of both loans and deposits. Net after-tax earnings were $2.3 million, or $1.32 per share. The cash dividends totaled $.59 per share, which represented a 45% payout of annual earnings. Returns on average assets and average equity were 1.36% and 12.34% respectively. Total assets grew to $173.6 million from $162.1 million in 1997.

Earnings were about the same as the previous year. Increased revenue from the growth of both deposits and loans offset higher expenses associated with the implementation of new bank technology and the launching of a 35% investment in Sumx Inc., a new company formed to develop and market Internet-based electronic banking software to financial institutions.

Further growth is indicated by our announcement in September of the acquisition of two local branches owned by a regional bank. Completed in January of 1999, the acquisition brings another $12 million in deposits and $1.8 million in loans to the balance sheet of B&K. Such growth is essential to continued increases in earnings per share. The board and management are committed to growing in our existing marketplace and to expanding the boundaries of the banking franchise.

A valuable aspect of the company's stock is its public trading under the symbol BKBK in the NASDAQ Small Cap Market. Like many bank stocks, the price for the company's stock softened in 1998. The ending price was $19 compared to $22 a year ago. However, brisk trading volume continued and the price/earnings multiple of many larger banks dropped closer to that of BKBK. The growing liquidity and competitive P/E ratio make the company's stock attractive currency for other institutions considering sale.

A major area of discussion for the public in 1999 will be the banking industry's readiness for year 2000, or Y2k. As part of our desire to keep our technology not only up-to-date, but also leading edge, we have invested heavily during the last two years in new hardware and software for our core processing, check processing and imaging, and networking. These recent technology investments have had the added advantage of significantly reducing the bank's exposure to Y2k risks. Nevertheless, the bank continues to test mission critical systems, as well as an extensive inventory of related systems, to make the risk of any Y2k problems remote.

Last year we noted several economic challenges before us, namely the spread of difficulties in major foreign markets and the narrowing net interest margins resulting from lower interest rates and a flat yield curve. These challenges remain significant issues into 1999. However, your company is poised for further growth and earnings enhancement. B&K employees have adopted new technologies with eagerness and continue to deliver a high level of banking service that distinguishes B&K not only in its marketplace, but also throughout the banking industry.
We appreciate our shareholders' confidence in us and look forward to building wealth for you in the next millennium.



Yours truly,


W. J. Feltus III                            W. Page Ogden
Chairman of the Board                       President & CEO

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY


HIGHLIGHTS
($ in thousands, except for per share data)

                                        1998            1997
                                      --------        --------
Net Income                            $  2,332        $  2,398
Net Income Per Share                      1.32            1.36
Net Loans                              118,285         106,156
Deposits                               143,186         133,481
Total Assts                            173,573         162,057
Total Stockholders' Equity              19,249          17,982





CONTENTS

Message to shareholders

Financial Statements

Management's Discussion and Analysis
of Financial Condition and Results
of Operations

Corporate Information

Directors and Officers

           BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                   Consolidated Financial Statements
                Years Ended December 31, 1998 and 1997



                                with

                     Independent Auditor's Report

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997



TABLE OF CONTENTS

                                                                   Page
Number

INDEPENDENT AUDITOR'S REPORT                                          1

FINANCIAL STATEMENTS                                                  2

     Consolidated Statements of Financial Condition                  3-4

     Consolidated Statements of Income                               5-6

     Consolidated Statements of Changes in Stockholders' Equity       7

     Consolidated Statements of Cash Flows                           8-9

     Notes to the Consolidated Financial Statements                 10-44

INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Stockholders
Britton & Koontz Capital Corporation and Subsidiary


We have audited the accompanying consolidated statements of financial condition of Britton & Koontz Capital Corporation and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Britton & Koontz Capital Corporation and Subsidiary at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





Vicksburg, Mississippi
January 20, 1999

FINANCIAL STATEMENTS



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND 1997


                                   ASSETS



                                                                             1998                1997
                                                                         -------------     -------------

ASSETS:
     Cash and due from banks:
          Non-interest bearing                                           $   4,337,900     $   5,806,360
          Interest bearing                                                     472,727           123,283
                                                                         -------------     -------------
                    Total cash and due from banks                            4,810,627         5,929,643
     Investment securities:
          Held-to-maturity (market value of $31,300,856 and
               $39,371,180, respectively)                                   30,724,063        38,727,543
          Available for sale (amortized cost of $10,900,039 and
               $3,969,053, respectively)                                    10,923,838         4,031,005
          Equity securities, at cost less equity in undistributed losses       990,149                 -
          Other equity securities                                            1,197,350         1,197,850
     Loans, less unearned income of $182,917 in 1998 and
          $246,813 in 1997, and allowance for loan losses of
          $746,738 in 1998 and $676,745 in 1997                            118,285,228       106,156,237
     Bank premises and equipment, net                                        4,090,692         3,947,207
     Other real estate, net                                                     96,322            74,038
     Accrued interest receivable                                             1,371,834         1,233,181
     Cash surrender value of life insurance                                    716,313           679,925
     Other assets                                                              367,027            80,501
                                                                         -------------     -------------

TOTAL ASSETS                                                             $ 173,573,443     $ 162,057,130
                                                                         =============     =============


See accompanying notes to the consolidated financial statements.








                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                              1998              1997
                                                                         -------------     -------------
LIABILITIES:
     Deposits:
          Non-interest bearing                                           $  21,681,170     $  21,412,471
          Interest bearing                                                 121,505,227       112,068,906
                                                                         -------------     -------------
                    Total deposits                                         143,186,397       133,481,377
     Federal Home Loan Bank advances                                         5,000,000         3,000,000
     Federal funds purchased                                                   350,000         1,650,000
     Securities sold under repurchase agreements                             2,416,043         2,133,977
     Accrued interest payable                                                  951,472           956,016
     Negative goodwill, net of accumulated amortization
          of $2,075,441 in 1998 and $1,833,810 in 1997                         984,981         1,226,612
     Advances from borrowers for taxes and insurance                           357,025           370,228
     Accrued taxes and other liabilities                                     1,078,342         1,257,176
                                                                         -------------     -------------
                    Total liabilities                                      154,324,260       144,075,386

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
     Common stock, $2.50 par value per share;
          12,000,000 shares authorized;
          1,767,064 shares issued and outstanding                            4,417,660         4,417,660
     Additional paid-in capital                                              3,414,927         3,414,927
     Retained earnings                                                      11,399,263        10,110,313
     Accumulated other comprehensive income                                     17,333            38,844
                                                                         -------------     -------------
                    Total stockholders' equity                              19,249,183        17,981,744
                                                                         -------------     -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $ 173,573,443     $ 162,057,130
                                                                         =============     =============



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                     1998               1997
                                                 ------------      ------------
INTEREST INCOME:
     Interest and fees on loans                  $  9,967,320      $  8,990,804
     Interest on investment securities:
          Taxable interest income                   2,898,549         2,997,906
          Exempt from federal income taxes             91,217            85,912
     Interest on federal funds sold                   109,372            47,501
                                                 ------------      ------------
               Total interest income               13,066,458        12,122,123
                                                 ------------      ------------
INTEREST EXPENSE:
     Interest on deposits                           5,592,734         5,011,690
     Interest on federal funds purchased               97,272            69,596
     Interest on securities sold under
       repurchase agreements                          119,151           152,386
                                                 ------------      ------------
               Total interest expense               5,809,157         5,233,672
                                                 ------------      ------------
NET INTEREST INCOME                                 7,257,301         6,888,451

PROVISION FOR LOAN LOSSES                             162,000           160,000
                                                 ------------      ------------
NET INTEREST INCOME AFTER PROVISION
     FOR LOAN LOSSES                                7,095,301         6,728,451
                                                 ------------      ------------
OTHER INCOME:
     Service charges on deposit accounts              759,060           669,619
     Income from fiduciary activities                  81,787            58,721
     Insurance premiums and commissions                29,291            34,320
     Other real estate income                           6,408             5,511
     Amortization of negative goodwill                241,631           290,130
     Equity in investee losses                         (9,851)                -
     Other                                            387,311           386,818
                                                 ------------      ------------
               Total other income                   1,495,637         1,445,119
                                                 ------------      ------------




Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                     1998               1997
                                                 ------------      ------------
OTHER EXPENSES:
     Salaries                                       2,381,824         2,144,159
     Director fees                                    144,960           112,205
     Employee benefits                                326,429           357,449
     Net occupancy expense                            375,912           358,675
     Equipment expense                                555,059           456,401
     FDIC assessment                                   37,679            36,902
     Stationery and supplies                          166,590           145,746
     Other                                          1,114,749           954,338
                                                 ------------      ------------
               Total other expenses                 5,103,202         4,565,875
                                                 ------------      ------------
INCOME BEFORE INCOME TAX EXPENSE                    3,487,736         3,607,695

INCOME TAX EXPENSE                                  1,156,218         1,210,135
                                                 ------------      ------------
NET INCOME                                       $  2,331,518      $  2,397,560
                                                 ============      ============
EARNINGS PER SHARE DATA:
     Basic earnings per share                    $       1.32      $       1.36
                                                 ============      ============
     Diluted earnings per share                  $       1.32      $       1.36
                                                 ============      ============


See accompanying notes to the consolidated financial statements.



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998 AND 1997


                                        Common Stock           Additional
                                   ----------------------       Paid-In         Retained
                                    Shares       Amount         Capital         Earnings        Other         Total
                                  ---------   ------------    ------------    ------------   ---------    ------------

Balance, December 31, 1996          441,072   $  4,410,720    $  3,395,617    $  8,715,045   $       -    $ 16,521,382
 Comprehensive income:
  Net income                              -              -               -       2,397,560           -       2,397,560
  Other comprehensive
   income (net of tax):
    Net change in
     unrealized gain on
     securities available
     for sale, net of taxes
     of $23,108                           -              -               -               -      38,844          38,844
                                  ---------   ------------    ------------    ------------   ---------    ------------
Total comprehensive income                -              -               -       2,397,560      38,844       2,436,404
                                  ---------   ------------    ------------    ------------   ---------    ------------
 Cash dividends declared
  (.56 per share)                         -              -               -        (989,556)          -        (989,556)
 New shares issued                    2,776          6,940          19,310         (12,736)          -          13,514
 Four-for-one stock split         1,323,216              -               -               -           -               -
                                  ---------   ------------    ------------    ------------   ---------    ------------
Balance, December 31, 1997        1,767,064      4,417,660       3,414,927      10,110,313      38,844      17,981,744
 Comprehensive income:
  Net income                              -              -               -       2,331,518           -       2,331,518
  Other comprehensive
   income (net of tax):
    Net change in
     unrealized gain on
     securities available
     for sale, net of taxes
     of $16,642                           -              -               -               -     (21,511)        (21,511)
                                  ---------   ------------    ------------    ------------   ---------    ------------
Total comprehensive income                -              -               -       2,331,518     (21,511)      2,310,007
                                  ---------   ------------    ------------    ------------   ---------    ------------
 Cash dividends declared
  (.59 per share)                         -              -               -      (1,042,568)          -      (1,042,568)
                                  ---------   ------------    ------------    ------------   ---------    ------------
Balance, December 31, 1998        1,767,064   $  4,417,660    $  3,414,927    $ 11,399,263   $  17,333    $ 19,249,183



See accompanying notes to the consolidated financial statements.



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                    1998              1997
                                                               ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                $  2,331,518     $  2,397,560
     Adjustments to reconcile net income to
          net cash provided by operating activities:
               Deferred taxes                                       (37,124)         (36,014)
               Provision for loan losses                            162,000          160,000
               Provision for depreciation                           464,055          381,616
               Gain on sale of mortgage loans                       (16,658)          (9,589)
               Stock dividends received                             (55,900)         (56,200)
               Amortization (accretion) of investment security
                     premiums (discounts), net                      (50,104)         (58,799)
               Amortization of valuation adjustment
                 on acquired loans                                   47,360           71,160
               Amortization of valuation adjustment
                 on acquired deposits                                  (700)         (10,510)
               Amortization of negative goodwill                   (241,631)        (290,130)
               Equity in investee losses                              9,851                -
     Increase in accrued interest receivable                       (138,653)        (175,070)
     Increase in cash surrender value of life insurance             (36,388)         (44,995)
     (Increase) decrease in other assets                           (286,526)          37,473
     Increase (decrease) in accrued interest payable                 (4,544)         116,555
     Decrease in accrued taxes and other liabilities               (125,068)        (682,697)
                                                               ------------     ------------
                    Net cash provided by operating activities     2,021,488        1,800,360
                                                               ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Decrease in federal funds sold                                       -          700,000
     Proceeds from maturities and paydowns
          of investment securities                               11,069,298       11,181,192
     Redemption of securities                                        56,400           56,000
     Purchases of investment securities                         (10,946,700)     (10,406,981)
     Net increase in loans                                      (12,343,977)     (11,050,739)
     Purchases of premises and equipment                           (607,540)        (654,426)
                                                               ------------     ------------
                    Net cash used in investing activities       (12,772,519)     (10,174,954)
                                                               ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in demand deposits                              8,761,908        7,616,740
     Net increase (decrease) in time deposits                       943,812         (565,278)
     Increase in Federal Home Loan Bank advances                  2,000,000        1,000,000
     Increase (decrease) in federal funds purchased              (1,300,000)       1,650,000
     Net increase in securities sold under
       repurchase agreements                                        282,066          469,838
     Increase (decrease) in advances from borrowers
          for taxes and insurance                                   (13,203)           2,494
     Cash dividends paid                                         (1,042,568)        (989,556)
     Proceeds from the sale of common stock, net                          -           13,514
                                                               ------------     ------------
                    Net cash provided by financing activities     9,632,015        9,197,752
                                                               ------------     ------------
NET INCREASE (DECREASE) IN CASH AND
     DUE FROM BANKS                                              (1,119,016)         823,158
                                                               ------------     ------------
CASH AND DUE FROM BANKS AT
     BEGINNING OF YEAR                                            5,929,643        5,106,485
                                                               ------------     ------------
CASH AND DUE FROM BANKS AT
     END OF YEAR                                               $  4,810,627     $  5,929,643
                                                               ============     ============
SCHEDULE OF NONCASH INVESTING AND
     FINANCING ACTIVITIES:
          Transfer of loans foreclosed to other real estate    $     22,284     $     19,038
                                                               ============     ============
          Transfer of other real estate to loans               $          -     $    (23,928)
                                                               ============     ============
          Total increase (decrease) in unrealized gains
          (losses) on securities available-for-sale            $    (38,153)    $     61,952
                                                               ============     ============
          Total (increase) decrease in deferred income taxes
            on unrealized gains on securities
            available-for-sale                                 $     16,642     $    (23,108)
                                                               ============     ============




See accompanying notes to the consolidated financial statements.



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

     The consolidated financial statements include the accounts of Britton &
Koontz Capital Corporation and its wholly-owned subsidiary, Britton & Koontz
First National Bank ("the Bank"). All material intercompany profits, balances and transactions have been eliminated.

     Nature of Operations

     The Company operates under a national bank charter and provides full banking services, including trust services. The primary area served by the Company is the southwest region of Mississippi and services are provided at three locations in Natchez, Mississippi.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

     While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially.


Continued


BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Investment Securities

     Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Bank has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Available-for-sale securities include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rates and resultant prepayment risk changes. These securities are carried at fair value. Equity securities include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which are restricted and are carried at cost. Equity securities also includes an investment in the voting stock of Sumx, Inc. This investment is carried at cost adjusted for the Company's share of the investee's earnings or losses. There is no readily available market for the voting stock of Sumx, Inc. and, accordingly, no quoted market price is available.

     Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available-for-sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to stockholders' equity, net of applicable taxes. Realized gains and losses flow through the Company's yearly operations. The Bank does not engage in trading account activities.


Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Loans

Loans are stated at the amount of principal outstanding, reduced by unearned income and an allowance for loan losses. Unearned income on certain installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Any unpaid interest previously accrued on nonaccrual loans is reversed from income. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote.

Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

     Allowance for Loan Losses

     The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience.
The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

     Bank Premises and Equipment

     Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method and is charged to expense over the estimated useful lives of the assets.



Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Other Real Estate

     Other real estate consists primarily of foreclosed property.   Properties
acquired through foreclosure or in settlement of loans and in-substance foreclosures are classified as foreclosed properties and are valued at the lower of the loan value or estimated fair value of the property acquired less estimated selling costs.  At the time of foreclosure, the excess, if any, of the loan value over the estimated fair value of the property acquired less estimated selling costs is charged to the allowance for loan losses.
Additional decreases in the carrying values of foreclosed properties or changes in estimated selling costs, subsequent to the time of foreclosure, are recognized through provisions charged to operations.  Revenues and expenses associated with owning and operating other real estate, and gains and losses on dispositions of such assets are recorded in earnings in the period incurred.

The fair value of foreclosed properties is determined based upon appraised value, utilizing either the estimated replacement cost, the selling price of properties utilized for similar purposes or discounted cash flow analyses of the properties' operations.

     Compensated Absences

     Employees of the Bank are entitled to paid vacation, emergency and sick days off, depending on length of service in the banking industry. Vacation, emergency and sick days are granted on an annual basis to eligible employees.
Unused vacation and emergency days expire on December 31 of each year. Unused sick days expire on each related employee's employment anniversary date each year.

     The estimated amount of compensation for future absences is deemed immaterial to the consolidated financial statements, and, accordingly, no liability has been recorded in the accompanying financial statements. The
Bank's policy is to recognize the costs of compensated absences when actually paid to employees.


Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Income Taxes

     The provision for income taxes is based on amounts reported in the statements of income after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

     Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     The Company and its wholly-owned subsidiary file a consolidated federal income tax return. Consolidated income tax expense is allocated on the basis of each company's income adjusted for permanent differences.




Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Earnings Per Share

     Basic earnings per share is the income available to the weighted average number of shares of common stock outstanding for each period presented. All per share amounts reflect the effects of the 1997 four-for-one stock split.
All shares held by the Employee Stock Ownership Plan (ESOP) are treated as outstanding in computing the earnings per share. Stock options are used in the calculation of diluted earnings per share if they are dilutive (i.e., the average market price exceeds the exercise price). The following table reconciles the basic and diluted earnings per share amounts:




                                                      Income        Shares      Per Share
                                                    (Numerator)  (Denominator)    Amount
                                                    -----------  -------------  ----------
     Year ending December 31, 1998:
          Basic earnings per share:
               Income available to common
                    shareholders                   $ 2,331,518     1,767,064    $    1.32
          Diluted earnings per share:                                           ==========
               Options                                       -         1,636
                                                   -----------     ---------
          Income available to common
               shareholders assuming conversion    $ 2,331,518     1,768,700    $    1.32
                                                   ===========     =========    ==========
     Year ending December 31, 1997:
          Basic earnings per share:
               Income available to common
                    shareholders                   $ 2,397,560     1,766,007    $    1.36
          Diluted earnings per share:                                           ==========
               Options                                       -         1,101
                                                   -----------     ---------
          Income available to common
               shareholders assuming conversion    $ 2,397,560     1,767,108    $    1.36
                                                   ===========     =========    ==========


Options to purchase 30,000 shares of common stock at $19.94 per share were granted on November 18, 1997. These options were not included in the computation of 1997 diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.
However, during 1998, the average price exceeded the exercise price and, therefore, the effects of the options have been included. The options, which expire on November 18, 2007, were still outstanding at December 31, 1998.

Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Off-Balance-Sheet Financial Instruments

     In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of interest-rate cap agreements, commitments to extend credit and commercial letters of credit.
Financial instruments related to loans are recorded in the financial statements when they become payable.

     Cash Flows

     For purposes of the statements of cash flows, the Company considers only cash and due from banks to be cash equivalents.

     The Company paid income taxes of $1,500,849 in 1998 and $1,019,185 in 1997. Interest paid on deposit liabilities and other borrowings was $5,813,701 in 1998 and $5,117,117 in 1997.

     Recent Accounting Pronouncements

In February 1998, the Financial Accounting Standards Board issued SFAS 132,
Employers' Disclosures about Pensions and Other Postretirement Benefits.  SFAS
132 revises employers' disclosures about pension and other postretirement benefit plans. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of this statement should not have a material effect on the consolidated financial statements.

In June 1998, the Financial Accounting Standards Board also issued SFAS No.
133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement is effective for all fiscal quarters beginning after June 15, 1999. The adoption of this statement should not have a material effect on the consolidated financial statements.







Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Advertising Costs

     Advertising and marketing costs are recorded as expenses in the year in which they are incurred. Advertising and marketing costs charged to operations during 1998 and 1997 were $93,756 and $83,155, respectively.

     Stock Split

     During 1997, the Company effected a four-for-one stock split. To effect the split, the Company's authorized shares increased from 3,000,000 to 12,000,000, and issued and outstanding shares increased from 441,072 to 1,764,288.

     Negative Goodwill

     During 1993, the Company purchased Natchez First Federal Savings Bank in a business combination accounted for as a purchase. The combination created negative goodwill of $3,060,422. This amount is being amortized into income over the life of the acquired, long-term, interest bearing assets which is approximately fifteen years.

Interest-Rate Cap

The cost of interest-rate cap agreements is amortized to interest expense over the terms of the caps. The unamortized cost is included in other assets in the consolidated statement of financial position. Amounts receivable under cap agreements are accrued as a reduction of interest expense. The Company does not engage in trading of derivatives. All such financial instruments are used to manage interest rate risk.

     Reclassifications

     Certain 1997 amounts have been reclassified to conform with the 1998 presentation.








Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE B.     INVESTMENT SECURITIES

     The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 1998, are summarized as follows:

                                                     Gross        Gross     Approximate
                                      Amortized   Unrealized   Unrealized     Market
                                        Cost         Gains       Losses        Value
                                     -----------  ----------   ----------   ------------
     Obligations of other U. S.
          Government agencies and
          corporations               $27,632,404  $  644,707   $ (110,005)  $28,167,106
     Obligations of states and
          political subdivisions       1,044,554      41,990            -     1,086,544
     Privately issued collateralized
          mortgage obligations         2,047,105         101            -     2,047,206
                                     -----------  ----------   ----------   -----------
                                     $30,724,063  $  686,798   $ (110,005)  $31,300,856
                                     ===========  ==========   ==========   ===========



     The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 1998, are summarized as follows:


                                                  Gross       Gross      Approximate
                                  Amortized     Unrealized  Unrealized     Market
                                    Cost          Gains       Losses        Value
                                 -----------    ----------  ----------   ------------

     U. S. Treasury obligations  $ 5,989,208     $ 60,812    $       -    $ 6,050,020
     Obligations of other U.S.
          Government agencies
          and corporations         4,910,831            -      (37,013)     4,873,818
                                 -----------     --------    ---------    -----------
                                 $10,900,039     $ 60,812    $ (37,013)   $10,923,838
                                 ===========     ========    =========    ===========



Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE B.     INVESTMENT SECURITIES - CONTINUED

     The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 1997, are summarized as follows:

                                                      Gross        Gross      Approximate
                                      Amortized     Unrealized   Unrealized      Market
                                        Cost          Gains        Losses        Value
                                     -----------    ----------   ----------   -----------

     U. S. Treasury obligations      $ 1,997,265    $    6,914   $        -   $ 2,004,179
     Obligations of other U. S.
          Government agencies and
          corporations                34,528,790       704,558     (177,415)   35,055,933
     Obligations of states and
          political subdivisions       1,123,872        44,740            -     1,168,612
     Privately issued collateralized
          mortgage obligations         1,077,616        64,840            -     1,142,456
                                     -----------    ----------   ----------   -----------
                                     $38,727,543    $  821,052   $ (177,415)  $39,371,180
                                     ===========    ==========   ==========   ===========


     The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 1997, are summarized as follows:

                                                        Gross        Gross     Approximate
                                        Amortized     Unrealized  Unrealized     Market
                                          Cost          Gains       Losses        Value
                                      -----------     ----------  ----------   -----------

     U. S. Treasury obligations       $ 3,969,053     $  61,952   $       -    $ 4,031,005
                                      -----------     ---------   ----------   -----------
                                      $ 3,969,053     $  61,952   $       -    $ 4,031,005
                                      ===========     =========   ==========   ===========

     Proceeds from maturities of investment securities held-to-maturity were $2,075,000 and $4,530,000 during 1998 and 1997, respectively. The Bank purchased $3,002,276 and $6,449,168 of investment securities held-to-maturity and received $8,967,819 and $6,651,192 from principal paydowns during 1998 and 1997, respectively. The Bank also purchased $6,944,424 and $3,957,813 of investment securities available for sale and received $26,479 and $-0- from principal paydowns during 1998 and 1997, respectively.


Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE B.     INVESTMENT SECURITIES - CONTINUED

     Equity securities include the Bank's investment in the Federal Home Loan
Bank and the Federal Reserve Bank. The Bank acquired $55,900 and $56,200 of additional stock in the Federal Home Loan Bank and no additional stock in the Federal Reserve Bank during 1998 and 1997, respectively. The Bank subsequently redeemed $56,400 and $56,000 of stock in the Federal Home Loan
Bank during 1998 and 1997, respectively. This stock is considered a restricted stock as only banks which are members of these organizations may acquire or redeem the stock. The stock is redeemable at its face value;
therefore, there are no gross unrealized gains or losses associated with these investments.

Equity securities also reflect an investment in Sumx, Inc. During 1998, Britton & Koontz Capital Corporation invested $1 million in this electronic banking development and marketing company. This investment reflects a 35% ownership of the voting stock of Sumx, Inc. This investment is carried at equity, which is the cost of the investment adjusted for the Company's proportionate share of the investee's earnings or losses.

During 1998, Sumx, Inc. incurred a net loss of $84,439. The Company's proportionate share of that loss adjusted for the portion of the year the investment was actually owned was $9,851 and is reflected in other income.

The President and CEO and the Vice President of Britton & Koontz Capital
Corporation serve as two of the three members of the Board of Directors of Sumx, Inc. In addition, the Vice President of Britton & Koontz Capital
Corporation individually owns 19.5% of the voting stock of Sumx, Inc.  The
Company has also entered into an agreement with Sumx, Inc. whereby this Vice
President will devote substantially all of his time to the management of Sumx, Inc. for up to two years for an annual fee of $90,000.

     Investment securities carried at approximately $32,957,000 (approximate
market value   $33,179,000) at December 31, 1998, and approximately
$19,040,000 (approximate market value $19,289,000) at December 31, 1997, were pledged to collateralize public deposits, and for other purposes as required by law or agreement.






Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE B.     INVESTMENT SECURITIES - CONTINUED

     The amortized cost and approximate market value of investment debt securities at December 31, 1998, by contractual maturity (including mortgage-backed securities), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Securities held-to-maturity
                                                   ---------------------------
                                                                   Approximate
                                                    Amortized         Market
                                                      Cost            Value
                                                   ------------   ------------

     Due in one year or less                       $          -   $          -
     Due after one year through five years            5,348,451      5,297,363
     Due after five years through ten years           6,401,088      6,600,464
     Due after ten years                             18,974,524     19,403,029
                                                   ------------   ------------
                                                   $ 30,724,063   $ 31,300,856
                                                   ============   ============

                                                   Securities available-for-sale
                                                   -----------------------------
                                                                   Approximate
                                                    Amortized         Market
                                                      Cost            Value
                                                   ------------   --------------

     Due in one year or less                       $  4,003,868   $  4,023,760
     Due after one year through five years            1,985,340      2,026,260
     Due after five years through ten years                   -              -
     Due after ten years                              4,910,831      4,873,818
                                                   ------------   --------------
                                                   $ 10,900,039   $ 10,923,838
                                                   ============   ============








Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE C.     SALES-TYPE LEASE INVESTMENT

During 1994, the Bank entered into a sales-type lease agreement with the City of Natchez. In this agreement, the Bank sold the City certain land and buildings included in other real estate and certain land, buildings and improvements included in bank premises and equipment for a contract price of $830,000. The City agreed to make annual lease payments and semi-annual interest payments. The interest will accrue at 6.25% per year. The Bank will retain title to the property until the end of the lease. Upon receipt of the final lease payment in May 2004, the title will pass to the City of Natchez. The obligation of the City to the Bank is evidenced by a series of Certificates of Participation. Each Certificate represents an annual principal payment. The Certificates do not represent a legal obligation of the City and are contingent and expressly limited to the extent of any specific, annual appropriation made by the City to fund the lease. The
Bank currently carries these Certificates in its investment portfolio as held-to-maturity.

     The following is a summary of the components of the Bank's net investment in sales-type leases at December 31, 1998:


     Total minimum lease payments to be received     $     588,750
     Portion of payments representing interest             108,750
                                                     -------------
     Net investment                                  $     480,000
                                                     =============


     Minimum lease payments to be received as of December 31, 1998, for each of the next five years are:

                            1999        $           -
                            2000               85,000
                            2001               90,000
                            2002               95,000
                            2003              100,000
                            Thereafter        110,000
                                        -------------
                                        $     480,000
                                        =============




Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE D.     LOANS

     The Bank's loan portfolio at December 31, 1998 and 1997, consists of the following:

                                                     1998              1997
                                              -------------     -------------
     Commercial, financial and agricultural   $  22,365,655     $  20,869,265
     Real estate construction                     1,895,106         1,252,872
     Real estate mortgage                        80,286,252        70,672,806
     Installment                                 14,521,075        14,202,884
     Overdrafts                                     146,795            81,968
                                              -------------     -------------
     Total loans                              $ 119,214,883     $ 107,079,795
                                              =============     =============

     Loans on which accrual of interest has been discontinued or reduced amount to approximately $222,000 and $29,000 at December 31, 1998 and 1997, respectively. If interest on such loans had been accrued, the income would have approximated $5,100 and $400 in 1998 and 1997, respectively.

     In the ordinary course of business, the Bank makes loans to its executive officers, principal stockholders, directors and to companies in which these borrowers are principal owners. Loans outstanding to such borrowers
(including companies in which they are principal owners) amounted to $2,841,291 and $1,641,355 at December 31, 1998 and 1997, respectively. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

     Changes in these loans are as follows:

     Balance at January 1, 1998         $     1,641,355
          New loans                           1,915,953
          Repayments                            716,017
                                        ---------------
     Balance at December 31, 1998       $     2,841,291
                                        ===============





Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE E.     ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses are as follows:

                                          1998          1997
                                      ---------     ---------
     Balance at January 1             $ 676,745     $ 622,975
                                      ---------     ---------
          Credits charged off          (117,448)     (133,764)
          Recoveries                     25,441        27,534
                                      ---------     ---------
          Net credits charged off       (92,007)     (106,230)
                                      ---------     ---------
     Provision for loan losses          162,000       160,000
                                      ---------     ---------
     Balance at December 31           $ 746,738     $ 676,745
                                      =========     =========


NOTE F.     LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                           1998         1997
                                                       -----------  -----------
     Mortgage loans serviced for:
       Federal National Mortgage Association (FNMA)    $ 4,806,937  $ 6,338,432
                                                       ===========  ===========


     Custodial escrow balances maintained in connection with the foregoing loan servicing and included in advances from borrowers for taxes and insurance in the accompanying consolidated statements of financial condition were $62,259 and $73,889 at December 31, 1998 and 1997, respectively.


Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE G.     BANK PREMISES AND EQUIPMENT

     A summary of Bank premises and equipment is as follows:

                                                 1998            1997
                                            -----------      -----------
     Land                                   $   442,675      $   442,675
     Buildings                                3,723,251        3,719,251
     Furniture and equipment                  3,794,474        3,192,804
                                            -----------      -----------
                                              7,960,400        7,354,730
     Less accumulated depreciation            3,869,708        3,407,523
                                            -----------      -----------
     Bank premises and equipment, net       $ 4,090,692      $ 3,947,207
                                            ===========      ===========


NOTE H.     TRUST DEPARTMENT ASSETS

     Property (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers is not included in the accompanying consolidated statements of financial condition as such items are not assets of the Bank. Trust fees are reported on the cash basis. The difference between cash basis and the accrual basis is immaterial.

NOTE I.     DEPOSITS

     Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 1998 and 1997, are summarized as follows:

                                                 1998            1997
                                            ------------     ------------
     Time remaining until maturity:
          Three months or less              $  4,886,521     $  5,053,918
          Over three through six months       11,096,570        7,329,803
          Over six through twelve months       2,654,412        2,566,144
          Over twelve months                   4,861,294        5,456,053
                                            ------------     ------------
                                            $ 23,498,797     $ 20,405,918
                                            ============     ============




Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE I.     DEPOSITS - CONTINUED

     Approximate scheduled maturities of certificates of deposits for each of the next five years are:

               1999             $ 56,246,000
               2000                6,791,000
               2001                3,821,000
               2002                4,423,000
               2003                3,311,000
               Thereafter                  -
                                ------------
                                $ 74,592,000
                                ============


     Deposits at December 31, 1998 and 1997, consisted of the following:

                                                 1998               1997
                                           -------------     -------------
     Non-interest bearing demand deposits  $  21,681,170     $  21,412,471
     NOW accounts                             24,705,808        19,792,486
     Money market deposit accounts            10,622,990         7,933,842
     Savings accounts                         11,584,129        10,693,390
     Certificates of deposit                  74,592,300        73,649,188
                                           -------------     -------------
                                           $ 143,186,397     $ 133,481,377
                                           =============     =============


NOTE J.     FEDERAL HOME LOAN BANK ADVANCES

     During 1998, the Bank received advances from and remitted payments to the Federal Home Loan Bank. On November 24, 1998, the Bank received a $5,000,000 advance which remained outstanding at December 31, 1998. This advance accrues interest at an annual rate of 4.94% and matures on January 11, 1999. The advance is collateralized by a portion of the Bank's one to four family residential mortgage portfolio in accordance with the Advance Security and Collateral Agreement with the Federal Home Loan Bank.





Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE K.     EMPLOYEE BENEFIT PLANS

     The Bank has an employee stock ownership plan which is designed to invest primarily in employer stock. Essentially, all employees of the Britton &
Koontz Capital Corporation and its wholly-owned subsidiary are covered under this plan, with employees becoming fully vested in their benefits after seven years of participation. Employer contributions are determined by the Board of Directors each year and are allocated among participants on the basis of their total annual compensation. Dividends on the Company stock owned by the plan are recorded as a reduction of retained earnings. Operating expenses include contributions to the plan of $40,000 in 1998 and 1997. This plan owned
213,070 shares of Britton & Koontz Capital Corporation stock, as of December
31, 1998 and 1997, at an overall cost to the plan of $4.79 per share.

Employees with one or more years of service are eligible to participate in a 401(k) plan established by the Company effective January 1, 1997. Under this plan, employees may contribute up to 12% of their yearly salary, not to exceed
$7,000. These contributions are immediately 100% vested. Employer contributions are vested 20% after three years of service and an additional
20% for each additional year of service, fully vested after seven years of service. Employer contributions to the plan are made at the discretion of the Board of Directors and aggregated $80,000 for the years ended December 31, 1998 and 1997.

During 1996, the Company adopted a long-term incentive plan in which all employees of the Company and the Bank are eligible to participate. The plan provides for discretionary grants of various incentives including stock options; shares of common stock subject to restrictions on transfer, forfeitability provisions or other limitations; and shares of common stock, the issuance and delivery of which may be subject to the attainment of specified performance objectives. A maximum of 160,000 shares of common stock is available for grant under the plan, subject to adjustment on account of stock dividends or stock splits, recapitalizations, mergers, consolidations or other corporate reorganizations. The plan is administered by a committee of at least two non-



Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE K.     EMPLOYEE BENEFIT PLANS - CONTINUED

employee directors as appointed by the full Board of Directors.  On November
18, 1997, options to purchase 30,000 shares were granted as part of this plan. These options are exercisable in installments beginning six months after the date of grant and become fully exercisable nine and one-half years after the date of grant. All options expire 10 years from the date of grant.
Three thousand three hundred (3,300) and zero (-0-) shares were exercisable as of December 31, 1998 and 1997, respectively. The summary of stock option activity is shown below:

                                                             Weighted
                                       Options               Average
                                     Outstanding           Exercise Price
                                    ------------           --------------
     December 31, 1996                         -           $            -
     Options granted                      36,000           $        18.20
     Stock options exercised               6,000           $         9.50
                                     -----------
     December 31, 1997                    30,000           $        19.94
     Options granted                           -           $          .00
     Stock options exercised                   -           $          .00

     December 31, 1998                    30,000           $        19.94


The following table summarizes information about stock options outstanding at December 31, 1998:


     Exercise Price     Options Outstanding      Remaining Contractual Life

         $19.94              30,000                       8.9 years



Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE K.     EMPLOYEE BENEFIT PLANS - CONTINUED

     During fiscal 1997, the Company adopted SFAS No 123, Accounting for
Stock-Based Compensation, which requires companies to estimate the fair value for stock options on date of grant. Under SFAS No. 123, the Company is required to record the estimated fair value of stock options issued as compensation expense in its income statements over the related service periods or, alternatively, continue to apply accounting methodologies as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock
Issued to Employees, and disclose the pro forma effects of the estimated fair value of stock options issued in the accompanying footnotes to its financial statements. The determination of fair value is only required for stock options issued beginning in 1996. In adopting SFAS No. 123, the Company decided to continue to follow the accounting methodologies as prescribed by APB Opinion No. 25.

The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:

                                                   1998              1997
                                            -------------     -------------
Net income, as reported                     $   2,331,518     $   2,397,560
Pro forma net income                        $   2,308,678     $   2,393,716
Basic earnings per share, as reported       $        1.32     $        1.36
Pro forma basic earnings per share          $        1.31     $        1.36
Diluted earnings per share, as reported     $        1.32     $        1.36
Pro forma diluted earnings per share        $        1.31     $        1.35


In adopting SFAS No. 123, the Company utilized the Black-Scholes Option
Pricing Model to estimate the fair value of stock options granted using the following weighted average assumptions:


Expected dividend yield        2.94%
Expected option life           7.25 years
Expected volatility           25.00%
Risk-free interest rates       5.85%





Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE K.     EMPLOYEE BENEFIT PLANS - CONTINUED

Based on the results of the model, the fair value of the stock options issued on the date of grant were $5.57 per share for the 30,000 shares granted in 1997.

During 1994, the Bank entered into a nonqualified salary continuation plan with its executive officers.  These officers will be entitled to agreed-upon benefits which will begin vesting when each participant reaches the age of fifty-five.  The vested percentage will increase annually through the age of sixty-five when the officers will be fully vested.  Payment of any benefits is contingent upon the officers' continued employment with the Bank through the age of fifty-five.  The projected benefit to each officer at age sixty-five is allocated through a present value calculation to each year from inception of the plan through age sixty-five.  The Plan also includes a change of control benefit for these officers.  If any or all of the covered executives are terminated from employment within 36 months of a sale or acquisition of the
Bank, the executive(s) may elect from the acquirer to receive fully vested income benefits as stated above, or to receive an agreed-upon lump-sum distribution, which would total $640,000 if all covered executives selected
this option.  The financial statements for the years ended   December 31, 1998
and 1997, respectively, include $30,572 and $28,230 of expense related to this plan.

In addition to other benefits, the Company provides medical insurance to its employees and makes medical insurance available to its employees' families.
The Company self-insures up to $15,000 per person per year with a total annual maximum based on the number of covered employees ($127,613 and $118,588 at December 31, 1998 and 1997, respectively). Claims exceeding these annual limits are covered by traditional insurance contracts.

NOTE L.     LEASES

     The Company had no material lease obligations or similar commitments at December 31, 1998 or 1997. All leases are of the normal cancelable operating type and generally short-term in nature and not susceptible to capitalization for financial accounting reporting purposes. Rent expense charged to income was $3,067 and $4,915 in 1998 and 1997, respectively.






Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE M.     INCOME TAX PROVISION

     The provision for income taxes included in the consolidated statements of income is as follows:

                                      1998             1997
                                ------------     ------------
     Current                    $  1,193,342     $  1,246,149
     Deferred                        (37,124)         (36,014)
                                ------------     ------------
                                $  1,156,218     $  1,210,135
                                ============     ============


     Income taxes payable of $273,887 in 1997 are included in accrued taxes and other liabilities. Refundable income taxes of $59,082 in 1998 are included in other assets.

     Net deferred tax liabilities of $715,974 in 1998 and $769,740 in 1997, are included in accrued taxes and other liabilities. Amounts comprising deferred tax assets and liabilities are as follows:

                                                  1998               1997
                                             -----------       ------------
     Deferred tax liability:
          Bad debt recapture                 $         -       $     61,549
          Insurance                               45,082             33,234
          Discount accretion                      10,025              3,876
          Depreciation                           588,976            548,715
          Federal Home Loan Bank dividends       131,641            118,146
          Purchase accounting                     32,566             50,178
          Self-insured medical plan               13,410              5,616
          Unrealized gain on
            available-for-sale securities          6,466             23,108
                                            ------------       ------------
     Total gross deferred tax liability     $    828,166       $    844,422
                                            ============       ============


                                                  1998               1997
     Deferred tax asset:                    ------------       ------------
          Bad debts                         $     68,650       $     42,543
          Deferred compensation                   43,542             32,139
                                            ------------       ------------
     Total gross deferred tax asset, net
          of valuation allowance of $-0-    $    112,192       $     74,682
                                            ============       ============


Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE M.     INCOME TAX PROVISION - CONTINUED


     The temporary differences resulting in deferred income taxes and the tax effect of each are as follows:

                                                  1998               1997
                                            ------------       -----------
     Accretion of discount                  $      6,149       $       954
     Depreciation                                 40,261            36,092
     FHLB stock dividend                          13,495            14,482
     Provision for loan losses                   (87,656)          (81,567)
     Amortization of purchase
       accounting adjustments                    (17,612)          (28,252)
     Insurance                                    11,848            11,753
     Deferred compensation                       (11,403)          (10,530)
     Self-insured medical plan                     7,794            21,054
     Unrealized gain on
       available-for-sale securities             (16,642)           23,108
                                            ------------       -----------
                                            $     53,766       $   (12,906)
                                            ============       ===========


     The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% in 1998 and 1997, as indicated in the following analysis:

                                            1998              1997
                                        -----------       -----------
     Tax based on statutory rate        $ 1,185,830       $ 1,226,616
     State taxes                            134,809           149,494
     Effect of tax-exempt income            (29,002)          (31,789)
     Amortization of negative goodwill      (82,154)          (98,644)
     Officers' life insurance                 1,220             1,137
     Other                                  (54,485)          (36,679)
                                        -----------       -----------
                                        $ 1,156,218       $ 1,210,135
                                        ===========       ===========

     The income tax provision includes no amounts in 1998 and 1997, resulting from securities transactions.




Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE N.     SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     At December 31, 1998 and 1997, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. The underlying securities are U.S. Government obligations and obligations of other U.S. Government agencies and corporations. These securities generally remain under the Bank's control and are included in investment securities and the related liability to repurchase these securities is included in securities sold under repurchase agreements. These securities have coupon rates ranging from 5.875% to 7.00% and maturity dates ranging from 2000 to 2031. The maximum amount of outstanding agreements at any month-end was $2,904,167 and $4,414,678 during 1998 and 1997, respectively. The monthly average amount of outstanding agreements was $2,203,615 and $2,852,426 during 1998 and 1997, respectively. At December 31, 1998, the securities underlying the repurchase agreements had an approximate amortized cost of $3,576,000 and an approximate market value of $3,609,000.

NOTE O.     REGULATORY MATTERS

     The primary sources of revenue of Britton & Koontz Capital Corporation are dividends from its subsidiary, Britton & Koontz First National Bank. On
December 31, 1998, approximately $2,618,000 was available for future distribution by the Bank as dividends without prior approval of the banking regulatory agencies. However, such distribution would be subject to the requirements described in the following paragraphs.

     In accordance with Office of Thrift Supervision regulations, a special
"Liquidation Account" has been established for the benefit of certain
Qualifying Depositors of Natchez First Federal Savings Bank (acquired by
Britton & Koontz First National Bank in 1993) in an amount of approximately
$2.8 million. The Liquidation Account serves as a restriction on the distribution of stockholders' equity in Britton & Koontz First National Bank, and no cash dividend may be paid on its capital stock if the effect thereof would be to cause the regulatory capital of Britton & Koontz First National
Bank to be reduced below an amount equal to the adjusted Liquidation Account balance.








Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE O.     REGULATORY MATTERS - CONTINUED

     In the event of a complete liquidation of Britton & Koontz First National
Bank, each Qualifying Depositor would be entitled to his or her pro rata interest in the Liquidation Account. Such claims would be paid before payment to Britton & Koontz Capital Corporation as the Britton & Koontz First National
Bank's sole shareholder. A merger, consolidation, purchase of assets and assumption of deposits and/or other liabilities or similar transaction, with an FDIC-insured institution, would not be a complete liquidation for the purpose of paying the Liquidation Account. In such a transaction, the Liquidation Account would be required to be assumed by the surviving institution.

     The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory---and possibly additional discretionary---actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

     The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory capital framework. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.






Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE O.     REGULATORY MATTERS - CONTINUED

     The Bank's actual capital amounts and ratios are also presented in the table.

                                                         To Be Adequately         To Be Well
                                         Actual             Capitalized           Capitalized
                                    ---------------      -----------------      ----------------
                                    Amount    Ratio      Amount      Ratio      Amount     Ratio
                                    ------   ------      -------     -----      -------    ------
                                                       (amounts in thousands)

As of December 31, 1998
-----------------------
Total Capital (to Risk-
     Weighted Assets)               $18,126  15.81%      $ 9,172     8.00%      $11,465    10.00%
Tier I Capital (to Risk-
     Weighted Assets)               $17,380  15.16%      $ 4,586     4.00%      $ 6,879     6.00%
Tier I Capital (to Average
     Assets)                        $17,380  10.15%      $ 5,137     3.00%      $ 8,562     5.00%

As of December 31, 1997
-----------------------
Total Capital (to Risk-
     Weighted Assets)               $17,920  18.52%      $ 7,741     8.00%      $ 9,676    10.00%
Tier I Capital (to Risk-
     Weighted Assets)               $17,244  17.82%      $ 3,871     4.00%      $ 5,806     6.00%
Tier I Capital (to Average
     Assets)                        $17,244  10.82%      $ 4,781     3.00%      $ 7,969     5.00%



Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE P.     COMMITMENTS AND CONTINGENCIES

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition.

     Commitments to extend credit are agreements to lend money with fixed expiration dates or termination clauses. The Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customer's creditworthiness through ongoing credit reviews. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Bank's assessment of the transaction.

     Commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

     The Bank's maximum exposure to credit loss is represented by the contractual amount of the commitments to extend credit and letters of credit as follows:

                                            1998             1997
                                      -------------     -------------

     Commitments to extend credit     $  18,779,289     $  15,756,588
                                      =============     =============

     Commercial letters of credit     $     848,950     $     820,336
                                      =============     =============

     The Bank is required to maintain average reserves at the Federal Reserve
Bank. This requirement approximated $275,000 at December 31, 1998 and 1997, respectively. The Bank is in compliance with this requirement.






Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE P.     COMMITMENTS AND CONTINGENCIES - CONTINUED

     Britton & Koontz Capital Corporation and its wholly-owned subsidiary,
Britton & Koontz First National Bank, are involved in certain litigation incurred in the normal course of business. In the opinion of management and legal counsel, liabilities arising from such claims, if any, would not have a material effect upon the Bank's consolidated financial statements.

On September 18, 1998, Britton & Koontz First National Bank and Union Planters
Bank, NA, entered into an agreement whereby Britton & Koontz First National
Bank will acquire certain assets and liabilities of two Union Planters Bank, NA, branch locations in Natchez, Mississippi. This transaction was consummated on January 21, 1999. The Bank acquired approximately $1,800,000 in loans, $1,000,000 in premises and equipment and $8,900,000 in cash and other assets, and assumed approximately $11,700,000 in deposit liabilities.

It is impracticable to disclose operating data as if the transaction had occurred on January 1, 1997, due to the characteristics of a branch acquisition. Operating data of branch locations can differ significantly because of home office cost allocations and other branch accounting differences.

NOTE Q.     CONCENTRATIONS OF CREDIT

     Substantially all of the Bank's loans, commitments, and commercial letters of credit have been granted to customers in the Bank's market area.
Investments in state and municipal securities also involve governmental entities in and around the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial letters of credit are granted primarily to commercial borrowers.

NOTE R.     DIVIDENDS

     Britton & Koontz Capital Corporation's only subsidiary, Britton & Koontz
First National Bank, paid dividends to the Capital Corporation amounting to $2,2
62,449; $1,076,358; and $952,858 for the years 1998, 1997, and 1996, respectively.




Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE S.     INTEREST RATE RISK MANAGEMENT

During 1998, the Bank entered into an off-balance-sheet interest-rate cap agreement to reduce the potential impact of increases in interest rates on floating-rate liabilities. The agreement entitles the Bank to receive from counterparties on a quarterly basis the amounts, if any, by which the three month LIBOR exceeds 6.0% computed on a $10 million notional amount. This interest-rate cap expires on September 22, 2000. At December 31, 1998, the original cost of the cap of $20,000 had been amortized into interest expense to a balance of $17,500.

NOTE T.     FAIR VALUE OF FINANCIAL INSTRUMENTS

In December of 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107 relative to disclosures about fair values of financial instruments. The statement requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. These requirements have been incorporated throughout the notes to the consolidated financial statements.
In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, can not be realized in immediate settlement of the instrument. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements.
Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

     The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is possible to estimate that value:

     Cash and Due From Banks

     Fair value equals the carrying value of such assets.





Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE T.     FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

     Investment Securities

     Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Cash Surrender Value of Life Insurance

     The fair value of this item approximates its carrying value.

     Loans

     For variable rate loans which are re-pricing immediately, fair values are based on carrying values. Other variable rate loans, fixed rate commercial loans, installment loans, and mortgage loans are valued using discounted cash flows. The discount rates used to determine the present value of these loans are based on interest rates currently being charged by the bank on comparable loans as to credit risk and term.

     Deposits

     The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Discounted cash flows have been used to value fixed rate term deposits. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

     Federal Funds Purchased and Federal Home Loan Bank Advance

     Due to the short-term nature of this liability, the carrying value of this item approximates its fair value.

     Securities Sold Under Repurchase Agreements

     The fair value of these items approximates their carrying values.




Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE T.     FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

     The estimated fair values of the Bank's financial instruments are as follows:

                                                              1998
                                                   ----------------------------
                                                     Carrying            Fair
                                                      Amount            Value
                                                   -------------  -------------
     Financial assets:
          Cash and due from banks                  $   4,811,000  $   4,811,000
          Investment securities:
               Held-to-maturity                    $  30,724,063  $  31,300,856
               Available for sale                  $  10,923,838  $  10,923,838
               Equity securities                   $   2,187,499  $   2,187,499
          Cash surrender value of life insurance   $     716,000  $     716,000
          Loans                                    $ 119,215,000  $ 119,978,000

     Financial liabilities:
          Deposits                                 $ 143,124,000  $ 143,590,000
          Federal Home Loan Bank advances          $   5,000,000  $   5,000,000
          Federal funds purchased                  $     350,000  $     350,000
          Securities sold under
            repurchase agreements                  $   2,416,043  $   2,416,043


                                                        Face            Fair
                                                       Amount           Value
                                                   -------------  -------------
     Other:
          Commitments to extend credit             $  18,779,000  $  18,779,000
          Commercial letters of credit             $     849,000  $     849,000










Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE T.     FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

                                                               1997
                                                   ---------------------------
                                                     Carrying           Fair
                                                      Amount            Value
                                                   -------------    ------------
     Financial assets:
          Cash and due from banks                  $   5,930,000   $   5,930,000
          Investment securities:
               Held-to-maturity                    $  38,728,000   $  39,371,000
               Available for sale                  $   4,031,000   $   4,031,000
               Equity securities                   $   1,198,000   $   1,198,000
          Cash surrender value of life insurance   $     680,000   $     680,000
          Loans                                    $ 107,080,000   $ 107,538,000

     Financial liabilities:
          Deposits                                 $ 133,481,000   $ 133,807,000
          Federal Home Loan Bank advances          $   3,000,000   $   3,000,000
          Federal funds purchased                  $   2,134,000   $   2,134,000
          Securities sold under
            repurchase agreements                  $   1,650,000   $   1,650,000


                                                         Face          Fair
                                                        Amount        Value
                                                   -------------   -------------
     Other:
          Commitments to extend credit             $  15,757,000   $  15,757,000
          Commercial letters of credit             $     820,000   $     820,000


     Off-Balance-Sheet Instruments

     Loan commitments are negotiated at current market rates and are relatively short-term in nature. Therefore, the estimated value of loan commitments approximates the face amount.






Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE U.     SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL
CORPORATION

     Summarized financial information of Britton & Koontz Capital Corporation, parent company only, is as follows:


                   STATEMENTS OF FINANCIAL CONDITION

                                                            December 31,
                                                          1998        1997
     ASSETS:                                         -----------   -----------
          Cash                                       $   766,970   $   620,535
          Investments in:
               Britton & Koontz First National Bank   17,397,196    17,282,517
               Sumx, Inc.                                990,149             -
          Cash surrender value of life insurance          70,450        65,825
          Other assets                                    24,418        12,867
                                                     -----------   -----------
     TOTAL ASSETS                                    $19,249,183   $17,981,744
                                                     ===========   ===========

     STOCKHOLDERS' EQUITY                            $19,249,183   $17,981,744
                                                     ===========   ===========


Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE U.     SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL
CORPORATION - CONTINUED

                        STATEMENTS OF INCOME

                                                     Years Ended December 31,
                                                        1998         1997
                                                     -----------  -----------
     REVENUE:
          Dividends received:
             Britton & Koontz First National Bank    $ 2,262,449  $ 1,076,358
          Interest and other income earned                10,545       14,129
                                                     -----------  -----------
                                                       2,272,994    1,090,487

     EXPENSES                                             67,815       35,758
                                                     -----------    ---------
                                                       2,205,179    1,054,729

     EQUITY IN UNDISTRIBUTED
          EARNINGS (LOSSES):
             Britton & Koontz First National Bank        136,190    1,342,831
             Sumx, Inc.                                   (9,851)           -
                                                     -----------  -----------
                        NET INCOME                   $ 2,331,518  $ 2,397,560
                                                     ===========  ===========

Continued



BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE U.     SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL
CORPORATION - CONTINUED

                        STATEMENTS OF CASH FLOWS

                                                                            Years Ended December 31,
                                                                            1998               1997
                                                                            -----------   -----------
     CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income                                                        $ 2,331,518   $ 2,397,560
          Adjustments to reconcile net income to net
               cash provided by operating activities:
                    Equity on undistributed earnings of affiliates             (126,339)   (1,342,831)
                    Increase in cash surrender value of life insurance           (4,625)      (13,486)
                    Increase in other assets                                    (11,551)       (2,516)
                                                                            -----------   -----------
                         Net cash provided by operating activities            2,189,003     1,038,727
                                                                            -----------   -----------

     CASH FLOWS FROM INVESTING ACTIVITIES:
          Investment in Sumx, Inc.                                           (1,000,000)            -
                                                                            -----------   -----------
                         Net cash used in investing activities               (1,000,000)            -
                                                                            -----------   -----------
     CASH FLOWS FROM FINANCING ACTIVITIES:
          Dividends paid                                                     (1,042,568)     (989,556)
          Proceeds from sale of common stock                                          -        13,514
                                                                            -----------   -----------
                         Net cash used in financing activities               (1,042,568)     (976,042)
                                                                            -----------   -----------
     NET INCREASE IN CASH                                                       146,435        62,685

     CASH AT BEGINNING OF YEAR                                                  620,535       557,850
                                                                            -----------   -----------
     CASH AT END OF YEAR                                                    $   766,970   $   620,535
                                                                            ===========   ===========
     SCHEDULE OF NONCASH INVESTING AND
          FINANCING ACTIVITIES:
               Change in unrealized gain on securities
                    available-for-sale, net of deferred
                    income taxes                                            $   (21,511)  $    38,844
                                                                            ===========   ===========



	Britton & Koontz Capital Corporation (the "Company") was organized in July, 1982, under the Mississippi Business
Corporation Act, and became a one-bank holding company when it acquired all of the outstanding shares of Britton & Koontz First
National Bank (the "Bank") in 1982. In July, 1993, the Company acquired Natchez First Federal Savings Bank ("Natchez First
Federal") located in Natchez, Mississippi, and merged it into the Bank, increasing total assets by approximately $48 million.
In January 1999, the Bank completed the acquisition of two local branches owned by a regional bank with deposits of $12 million and $1.8 million in loans The Company's major sources of income are dividends from the Bank and interest on its deposits in the Bank. The Bank's main office and its two branch offices are located in Natchez, Mississippi, providing commercial and consumer banking and trust services in Adams County, Mississippi, and in adjoining counties and parishes of Mississippi and Louisiana. These services include personal and commercial checking, savings and time deposits, money market deposit accounts, money transfer, safe deposit facilities, access to automated teller machines, short-term and long-term credit facilities, and residential and commercial mortgages to individuals and businesses. The Bank also sells local internet access and provides online banking services over the Internet.
In December 1998, the Company acquired a 35% interest in Sumx
Inc., a company formed to develop and market internet-based electronic banking to financial institution.


Management's Discussion and Analysis of Financial Condition and
Results of Operations


	This discussion is intended to supplement the consolidated financial statements, to explain material changes in financial condition and to compare the operating results of Britton &
Koontz Capital Corporation for the year ended December 31, 1998, to the same period in 1997.



DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

	This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties which could cause the actual results to differ materially from the Company's expectations.
Forward-looking statements have been and will be made in written documents and oral presentations of the Company. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in the Company's documents or oral presentations, the words "anticipate," "estimate," "expect,"
"objective," "projection," "forecast," "goal" and similar expressions are intended to identify forward-looking statements.
 In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, increased competition, regulatory factors, economic conditions, changing interest rates, changing market conditions, availability or cost of capital, employee workforce factors, cost and other effects of legal and administrative proceedings, and changes in federal, state or local legislature requirements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.




	Financial Condition

	Total Assets. Total assets increased 7.1% to $173.6 million at December 31, 1998, from $162.1 million at year end 1997. Loans, net of unearned interest and allowance for loan losses, increased 11.4% to $118.3 million at December 31, 1998, compared to $106.2 million at December 31, 1997. Loan growth was funded primarily by a $9.7 million increase in deposits along with $2.0 million from current operations. A further analysis of the Bank's loan portfolio is shown in Note D to the financial statements.

	Nonperforming Loans.  Nonperforming loans at December 31, 1998, increased to $670 thousand from $272 thousand at December 31,
1997.  Nonperforming loans consisted of nonaccrual loans of $222 thousand and loans past due ninety days or more of $448 thousand compared to $29 thousand and $243 thousand, respectively, for the year ended December 31, 1997.  Nonperforming loans as a
percent of loans, net of unearned income, and loans held for sale increased to .63% at December 31, 1998, from .28% at
December 31, 1997.  The table below presents additional
information on nonperforming assets as of December 31, 1998 and
1997.
                                         1998          1997
                                       -------       -------
                                       (dollars in thousands)
Nonaccrual loans by type
      Real estate                       $  97         $  23
      Installment                          30             6
      Commercial and all other loan        95             0
                                        -----         -----
         Total nonaccrual loans           222            29
Loans past due 90 days or more            448           243
                                        -----         -----
         Total nonperforming loans        670           272

Other real estate                          96            74
                                        -----         -----
         Total nonperforming assets     $ 766         $ 346
                                        =====         =====

Nonperforming loans as a
  percent of loans, net of
  unearned interest and loans
  held for sale                          0.56%         0.25%
                                        =====         =====

    	Allowance for Loan Losses. The allowance for loan losses was $747 thousand at December 31, 1998, compared to $677 thousand at December 31, 1997. The ratio of the allowance for loan losses to loans, net of unearned income and loans held for sale remained stable at .63% at December 31, 1998. Approximately half of the loan portfolio is invested in 1-4 family residential mortgage loans. A smaller portion of the allowance is allocated to these loans due to their generally higher credit quality.
Management regularly reviews the level of the allowance for loan losses to ensure the level is adequate to absorb loan losses inherent in the loan portfolio. Activity in the allowance for loan losses for the period ended December 31, 1998 and 1997 is presented in Note E to the financial statements.


	The allocation of the allowance for loan losses between 1-4 family residential first mortgage loans and other loans, net of unearned interest and loans held for sale, as of December 31, 1998 and 1997 is presented below.


                                                  1998            1997
                                              ------------    ------------
1-4 Family Residential 1st Mortgage Loans
      Volume                                  $ 58,029,874    $ 52,594,153
      Allocated reserve                            165,493         144,461
      Reserves as a percent of volume                 0.29%           0.27%

Other Loans
      Volume                                  $ 61,002,092    $ 54,238,829
      Allocated reserve                            581,245         532,284
      Reserves as a percent of volume                 0.95%           0.98%

Total Loans
      Volume                                  $119,031,966    $106,832,982
      Allocated reserve                            746,738         676,745
      Reserves as a percent of volume                 0.63%          0.63%


        Other Real Estate. Other real estate increased to $96 thousand at December 31, 1998, compared to $74 thousand at December 31, 1997.

        Premises and Equipment. Premises and equipment increased $607 thousand in 1998 pursuant to a capital expenditure plan to upgrade and replace existing communications, data and check processing systems. Major components of the capital plan include replacement of the Bank's core accounting hardware and software, acquisition of a new check processing system with imaging capabilities, and upgrades or replacement of ancillary systems. Implementation of these systems was completed in 1998.

	Investment Securities. Management determines the classification of its investment securities at the time of acquisition. Securities that are deemed to be held-to-maturity are accounted for by the amortized cost method while securities that are purchased as available-for-sale are accounted for at fair value. Securities held-to-maturity decreased $8.0 million to $30.7 million at December 31, 1998, compared to $38.7 million at December 31, 1997. However, the bank's available-for-sale securities portfolio increased by $6.9 million to $10.9 million at December 31, 1998. Net unrealized gains, after tax-effecting the available-for-sale securities, amounted to $17 thousand.
Equity securities increased $990 thousand reflecting the Company's 35% investment in Sumx Inc.

	The Company's cash and cash equivalents ended the year at $4.8 million, a decrease of $1.1 million from December 31, 1997. Due to the $12.3 million increase in loans, investing activities used $12.7 million. The increase in investing activities was provided for by $9.6 million in financing activities, most of which came from an increase in demand deposits along with operating activities providing $2.0 million.


	Funding Sources. Deposits are the Company's primary source of funding for earning assets. Average deposits, used to finance additional loan growth, increased $15.5 million to $144.6 million at December 31, 1998. Average borrowings, which include federal funds purchased, securities sold under repurchase agreements, and advances from the Federal Home Loan Bank of Dallas remained relatively constant. A further analysis of the Company's funding uses and sources is reflected in the table below.

                                          Average Balances     Percent of Total
                                         ---------------------------------------
                                           1998      1997        1998     1997
                                         ---------------------------------------
                                                (dollars in thousands)

Funding Uses
      Loans, less unearned income        $114,082  $101,249      66.4%    64.6%
      Investments                          43,287    44,274      25.2%    28.2%
      Federal funds sold                    2,140       920       1.2%     0.6%
      Other                                12,294    10,290       7.2%     6.6%
                                         --------  --------     -----    -----
          Total                          $171,803  $156,733     100.0%   100.0%
                                         ========  ========     =====    =====


Funding Sources
      Non-interest bearing deposi        $ 19,277  $ 16,726      11.2%    10.7%
      Interest bearing deposits           125,349   112,444      73.0%    71.7%
      Short-term borrowings                 4,147     4,247       2.4%     2.7%
      Other                                 4,136     5,774       2.4%     3.7%
      Equity                               18,894    17,542      11.0%    11.2%
                                         --------  --------     -----    -----
          Total                          $171,803  $156,733     100.0%   100.0%
                                         ========  ========     =====    =====

    	Liquidity. Principal sources of liquidity for the Company are asset cash flows and the ability to borrow against investment securities and loans. Principal and interest cash flows from investment securities exceeded $14 million, or 8% of average assets, in 1998. The portfolio primarily includes investments in obligations of the U.S. Treasury, government agency obligations and mortgage-backed securities.

    	Asset liquidity is provided by scheduled maturities within the loan portfolio, although the probability of conversion is not as certain as with investment securities. At the end of 1998, over $22.2 million, or 19.1% of the loan portfolio, was scheduled to mature within one year.

	Liability liquidity is provided by sizable core deposits and other sources of funds generated from the normal customer base.
Substantially all the funds utilized by the Company are generated from the normal customer base. Brokered deposits are not solicited; however, national market deposits have been utilized from time to time to meet funding needs.


	In addition to the liquidity provided by the balance sheet, the Company maintains a capacity to borrow additional funds when the need arises through federal funds purchased lines with correspondent banks and broker repurchase agreements.
Additional borrowing capacity is available on 1-4 family residential first mortgage loans through the Federal Home Loan Bank.

	Interest Rate Sensitivity. The primary assets of banks are portfolios of investment securities and loans, while liabilities are primarily composed of interest bearing deposits and borrowed funds. Assets and liabilities have varying maturities, and the associated rates may be fixed or variable. Asset/liability management techniques are used to maintain what are believed to be appropriate levels and relationships between rate-sensitive assets and liabilities. They represent the efforts to maximize overall returns and to minimize the risk of loss associated with significant, often unforeseen, shifts in interest rates.

	A liability sensitive company will generally benefit from a falling interest rate environment as the cost of interest bearing liabilities falls faster than the yields on interest earning assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive company will generally benefit from a rising interest rate environment as the yields on interest earning assets rise faster than the costs on interest bearing liabilities.

	Management utilizes computerized interest rate simulation analysis as its primary measure of interest rate sensitivity.
Management's analyses indicate that initial exposure to rising rates dampens the net interest margin in a short term horizon of 12 to 18 months. Beyond the short term period, the balance sheet reflects a reversal from liability to asset sensitivity.

	A traditional measure of interest rate sensitivity is the difference between the balances of assets and liabilities in the Company's current portfolio that are subject to repricing at various time horizons. These differences are known as interest sensitivity gaps: immediate to 3 months, 4 to 12 months, 1 to 3 years, 3 to 5 years, over 5 years and on a cumulative basis.
The Company's interest sensitivity analysis as of December 31, 1998, is shown in the table below.

                                               (dollars in thousands)

                                   immediate
                                     to 3      4-12     1 to 3    3 to 5    Over 5
                                    Months    Months     Years     Years     Years    Totals
                                   --------   -------   -------   -------  --------  --------
Interest Sensitive Assets           $36,426   $42,269   $37,248   $21,298   $25,083  $162,324
Interest Sensitive Liabilit          41,692    44,390    10,089     7,604    47,953  $151,728
                                   --------   -------   -------   -------  --------  --------
Interest Sensitivity Gaps           ($5,266)  ($2,121)  $27,159   $13,694  ($22,870) $ 10,596
                                   ========   =======   =======   =======  ========  ========
Cumulative ratio of interest
      sensitive assets to interest
      sensitive liabilities            0.87      0.91      1.21      1.32      1.07
                                   ========   =======   =======   =======  ========

	Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the above interest sensitivity analysis report. These prepayments may have significant effects on the Company's net interest margin.
Because of these factors, the interest sensitivity analysis contained in the above table does not provide a complete assessment of the Company's exposure to changes in interest rates.

	Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data in an attempt to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce an optimal net interest margin and thus maximize income.

	In addition to the ongoing monitoring of its interest-sensitive assets and liabilities, the Company from time to time utilizes interest rate swaps or caps to augment the management of its interest rate sensitivity. The interest rate risk factor in these contracts is considered in the overall interest income and interest rate risk management strategies. The income or expense associated with these hedging techniques are reflected as adjustments to interest income or expense. At December 31, 1998, the Company had purchased a two year, $10 million, 6% interest rate cap. There were no swap contracts outstanding.

	Capital and Dividends. Stockholders' equity increased by 7.0% to $19.2 million at December 31, 1998, compared to $18.0 million at the end of 1997. The ratio of stockholders' equity to assets remained stable at 11.09% at December 31, 1998. The Company paid dividends of $.59 per share in 1998 compared to $.56 in 1997.

	The Company's wholly-owned subsidiary, Britton and Koontz First
National Bank, maintained a Tier 1 capital to risk weighted assets ratio at December 31, 1998, of 15.16%, a total capital to risk weighted assets ratio of 15.81% and a leverage ratio of 10.15%. These levels substantially exceed the minimum requirements of the regulatory agencies of 4.00%, 8.00% and 3.00%, respectively, and place the Company in the "well-capitalized" category under applicable regulatory guidelines.



	Results of Operations

	Analysis of Net Income.  The Company earned $2.3 million, or
$1.32 per share in 1998 compared to $2.4 million or $1.36 per share in 1997. Returns on average assets and average equity for 1998 were 1.36% and 12.34%, respectively, compared to 1.53% and 13.67% in 1997. A one-time gain recorded in 1997 of $107 thousand is the primary reason for the decrease in earnings for 1998 compared to 1997. Other significant increases, for the year ended December 31, 1998, in noninterest expense include approximately $100 thousand related to the Company's $1.0 million investment in Sumx Inc., a 35% owned subsidiary established to market internet-based banking software to the banking industry; data processing and equipment expenses related to improvements in computer systems along with the upgrade of the bank's core accounting system to assure Year 2000 compliance.

	Analysis of Net Interest Income.  Net interest income increased
$369 thousand or 5.4% to $7.3 million in 1998. Interest income increased $944 thousand or 7.8% primarily due to a 12.7% increase in average loan volumes offset with a slight decrease in overall interest rates and yields. As indicated in the table, Summary of Changes in Net Interest Income, the change in volumes increased net interest income $682 thousand in 1998 compared to 1997. A $1.2 million increase in interest income due to the growth in loans was partially offset by a $471 thousand increase in interest expense due to growth in interest bearing liabilities. The change in interest rates caused a decline in net interest income of $313 thousand.
Interest income on loans declined $148 thousand due to changes in yields caused by the bank's competitive lending environment along with the natural decrease in rates. Interest expense increased primarily due to market rates paid on the bank's public funds portfolio.

	The following Average Balance Yield Analysis presents average balances, interest earned or paid, and average rates earned or paid. Yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively.
Average balances are derived from average monthly balances.



                                                      Average Balance Yield Analysis
                                                         (dollars in thousands)
                                                    Twelve Months Ended December 31,
                                        --------------------------------------------------------------
                                                    1998                            1997
                                        ------------------------------  ------------------------------
                                         Average   Income/   Average     Average   Income/   Average
                                         Balance   Expense  Yield/Rate   Balance   Expense  Yield/Rate
                                        --------   -------  ----------  --------   -------  ----------
ASSETS

Loans (1)(2)                            $114,082   $ 9,966       8.74%  $101,249   $ 8,991       8.88%
Investment securities:
  U.S. Government & other                 42,216     2,821       6.68%    43,411     2,955       6.81%
  State & municipal                        1,071        56       5.22%       863        47       5.46%
                                        --------   -------              --------    ------
    Total investment securities           43,287     2,877       6.65%    44,274     3,002       6.78%
Interest bearing bank balances             1,475        77       5.25%       825        42       5.09%
Federal funds sold                         2,140       110       5.12%       920        48       5.16%
Other (Cash Value Life Insurance)            707        36       5.04%       660        39       5.87%
                                        --------   -------              --------    ------
      Total earning assets               161,691    13,066       8.08%   147,928    12,122       8.19%
                                        --------   -------              --------    ------
Allowance for loan losses                   (738)                           (653)
Cash & due from banks, non-interest
  bearing                                  4,989                           4,214
Bank premises & equipment                  4,009                           3,751
Other assets                               1,852                           1,493
                                        --------                        --------
    TOTAL ASSETS                        $171,803                        $156,733
                                        ========                        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest bearing deposits:
  Savings                               $ 11,085   $   276       2.49%  $ 10,708   $   268       2.50%
  Interest bearing checking               25,305       734       2.90%    19,858       498       2.51%
  Money rate savings                      10,828       354       3.27%     7,947       216       2.72%
  Certificates of deposit and other
    time deposits                         78,131     4,229       5.41%    73,931     4,030       5.45%
                                        --------   -------              --------   -------
    Total interest bearing deposits      125,349     5,593       4.46%   112,444     5,012       4.46%
Short term borrowed funds                  4,147       216       5.22%     4,247       222       5.23%
                                        --------   -------              --------   -------
    Total interest bearing liabilities   129,496     5,809       4.49%   116,691     5,234       4.49%
                                        --------   -------              --------   -------
Non-interest bearing deposits             19,277                          16,726
Other liabilities                          4,136                           5,774
Shareholders' equity                      18,894                          17,542
                                        --------   -------              --------   -------
    TOTAL LIABILITIES & SHAREHOLDERS'
      EQUITY                            $171,803   $ 5,809              $156,733   $ 5,234
                                        ========   =======              ========   =======


Interest income and rate earned                    $13,066       8.08%             $12,122       8.19%
Interest expense and rate paid                       5,809       4.49%               5,234       4.49%
                                                   -------       ----              -------       ----
Interest rate spread                                             3.59%                           3.70%
                                                                 ====                            ====
NET INTEREST INCOME & NET YIELD
 ON AVERAGE EARNING ASSETS                          $7,257       4.49%              $6,888       4.66%
                                                   =======       ====              =======       ====

(1)  Nonaccrual loans are included in average balances for yield computations.
(2)  Includes loan fees and late charges in both interest income and yield computations.



                                             Summary of Changes in Net Interest Income

                                                      1998 compared to 1997
                                              --------------------------------------
                                               Increase (Decrease) Due to Change In
                                                 Total        Volume       Rates
                                               ----------    --------     -------
INTEREST EARNED ON:

Loans                                            $  975      $ 1,123      ($  148)
Investment securities:
  U.S. Government & other                          (134)         (80)         (54)
  State & municipal                                   9           11           (2)
Interest bearing bank balances                       35           34            1
Federal funds sold                                   62           62            0
Other (Cash Surrender Value Life Insurance)          (3)           3           (6)
                                               --------      -------      -------
    Total earning assets                            944        1,153         (209)

INTEREST PAID ON:

  Savings                                             8            9           (1)
  Interest bearing checking                         236          150           86
  Money rate savings                                138           89           49
  Certificates of deposit and other
    time deposits                                   199          228          (29)
Short-term borrowed funds                            (6)          (5)          (1)
                                               --------      -------      -------
    Total interest bearing liabilities              575          471          104
                                               --------      -------      -------

NET INTEREST INCOME                              $  369      $   682      ($  313)
                                               ========      =======      =======


        Provision for Loan Losses. The provision for loan losses remained stable at $162 thousand in 1998. To determine the provision amount, management considers factors such as historical trends of charge-offs and recoveries, past due loans and economic conditions along with additional analysis of individual loans and pools of loans for exposure. After allocating the existing reserves to estimated exposures, management then adds to the reserve through a loan loss provision to cover potential losses in the portfolio.
Management is of the opinion that the reserve at December 31, 1998, is adequate to cover estimated exposures.

	Non-Interest Income. Non-interest income grew 3.5% to $1.5 million for the year ended December 31, 1998, compared to the same period in 1997. Income from operations continues to reflect strong core income. The growth in 1998 offset a one-time gain reflected in 1997 and a continuing decline in the Company's amortization of the negative goodwill credit from the 1993 acquisition of Natchez First Federal Savings Bank.


      	Non-Interest Expense. Non-interest expense increased $537 thousand to $5.1 million in 1998, as compared to $4.6 million in 1997. The major categories contributing to the increase were staff costs, up $238 thousand; and equipment costs, up $100 thousand. Staff cost, which represent 47% of noninterest expense, rose as a result of an increase in time spent training for and converting to a new core accounting system. Also, the Company absorbed additional personnel expenses associated with the marketing of an internet-based electronic banking product.
In December, 1998, the marketing was transferred to Sumx Inc., in which the Company holds a 35% interest The increase in equipment expense is primarily the result in the Company's extensive update of the bank's core accounting system and related computer systems necessary to assure the banks compliance to Year 2000 issues.

	The combination of all the above factors produced a pretax income of $3.5 million in 1998, as compared to $3.6 million in 1997.

      	Income Taxes. Income taxes for 1998 decreased $54 thousand to $1.2 million. The change in income taxes is detailed in Note M to the financial statements.

	Year 2000. The Year 2000 issue results from the fact that many computer programs store and process data using two digits rather than four to define the applicable year. This issue affects not only Brittion & Koontz First National Bank but virtually all companies and organizations that use computer information systems.

	The Company has adopted a formal five-step methodology to move toward assuring that the systems it uses to process financial institution records will be Year 2000 compliant. That process includes the following phases: Awareness, Assessment, Renovation, Testing and Implementation.

        The Program is addressing: hardware and software purchased from outside vendors, custom software developed in-house, telecommunications equipment, facilities (i.e. elevators, HVAC, etc.) and the information processing systems of our business partners. The Company is aware that 2000 is a leap year and is taking this fact into consideration in both its renovation and testing.

	As part of the process, the institution has developed a plan and provided sufficient human and financial resources for the successful execution of that plan. Our plan calls for the testing phase to be completed by March 31, 1999, and the implementation phase to be completed by June 30, 1999. The last six months of 1999 is intended to be a cushion period to protect against missed deadlines and unexpected surprises. In addition, the company is in the process of creating contingency plans for unexpected system failures. At this point, the Company is on target with its plan. While our program continues to track our plan, there is no guarantee that target dates will be met as a result of factors beyond the Company's control, such as external resource constraints and the failure of third parties to become
Year 2000 compliant.

	The Company has already incurred and expensed charges related to Year 2000 compliance and will continue to charge related items to noninterest expense. Management does not expect the cost of compliance with the Year 2000 to have a material effect on the financial statements of the Company.




Principal Market and Prices of the Company's Stock


	On October 17, 1996, the Company listed its Common Stock on the
NASDAQ Small Cap Market. Prior to that date, there was no established public trading market for the Common Stock. The table below sets forth the NASDAQ Small Cap Market price high and low ranges for the Common Stock.

				    Dividends
                                    Per Share           High        Low
Period 1998                         ---------          ------     ------

        4th Quarter                   $ .30            $21.50     $18.00

        3rd Quarter                                    $23.00     $19.50

        2nd Quarter                   $ .29            $22.50     $20.50

        1st Quarter                                    $23.00     $20.50

Period 1997

        4th Quarter                   $ .29            $23.00     $18.25

        3rd Quarter                                    $19.75     $17.00

        2nd Quarter                   $ .27            $23.00     $16.25

        1st Quarter                                    $18.75     $14.00



        On December 31, 1998, there were 514 shareholders of record of the Company's Stock.

